Exhibit 1.01

Conflict Minerals Report

The Toro Company (“Toro”) has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”).

For 2015, we have determined that each of our in-scope products contained Conflict Minerals of unknown origin. As used herein, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to their location of origin, as provided for in the Conflict Minerals Rule.

I.	Due Diligence Framework

Toro followed the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (collectively, the “OECD Guidance”) to conduct its reasonable country of origin inquiry and due diligence measures relating to Conflict Minerals.

II.	Due Diligence Procedures

In furtherance of its Conflict Minerals reasonable country of origin inquiry and due diligence, Toro performed the following due diligence measures during 2015. The headings below conform to the headings in the OECD Guidance.

1.	Step 1: “Establish strong company management systems”

A)	Toro created a team of senior staff under the Vice President, Treasurer and Chief Financial Officer, Vice President of Global Operations, and Vice President, Secretary and General Counsel responsible for oversight of Toro’s Conflict Minerals compliance strategy. The following functional areas were represented on the working group: Legal, Finance, Information Services and Sourcing. Relevant internal personnel was educated on the Conflict Minerals Rule, the OECD Guidance, Toro’s compliance plan and reviewing and validating supplier responses to Toro inquiries. Toro also participated in the following industry working groups: the National Association of Manufacturers Conflict Minerals Working Group and the Twin Cities Conflict Minerals Task Force.

B)	Toro utilized the Conflict Minerals Reporting Template (the “CMRT”) developed by the Conflict-Free Sourcing Initiative (the “CFSI”) to identify smelters and refiners in its supply chain.

C)	Toro maintains records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, per Toro’s applicable record retention policies.

D)	Toro furnished to its suppliers the CMRT and a link to the related training materials.

E)	Toro has a mechanism for employees, suppliers and other interested parties to report violations of its Conflict Minerals Policy either through a hotline or confidential web form.

2.	Step 2: “Identify and assess risk in the supply chain”

A)	Toro personnel determined which of its products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries and other information known to Toro.

B)	Toro distributed the CMRT to its in-scope suppliers by email. In the communication accompanying the CMRT, Toro communicated its expectations that the CMRT be completed and returned to Toro for review. Toro followed up by email or phone with suppliers that Toro deemed “high-risk” who did not submit a CMRT within the specified time frame. Toro determined which suppliers were “high-risk” based on the likelihood of suppliers’ components containing Conflict Minerals and based on the suppliers’ relationship status with Toro.

C)	Toro personnel reviewed the completed CMRTs and other responses received from suppliers. Toro followed up by email or phone with Toro’s “high risk” suppliers that did not fully complete the CMRT or provided a non-conforming written response, requesting them to submit a revised CMRT.

D)	To the extent that a completed CMRT contained smelter or refiner information, Toro reviewed this information against an internally developed “red flags” list, the list of “compliant” smelters and refiners published by the CFSI, the list of known smelters and refiners published by the United States Department of Commerce and the smelters and refiners listed on the Standard Smelter Names tab of the CMRT.

E)	To the extent that a smelter or refiner identified by a supplier was not certified as compliant or the equivalent by an independent third-party, Toro consulted publicly available information to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups (as defined in the Conflict Minerals Rule) in the Democratic Republic of the Congo or an adjoining country.

F)	Based on the information furnished by its suppliers and other information known to Toro, Toro assessed the risks of adverse impacts. If a supplier did not complete a template or did not otherwise provide a written response, submitted an incomplete template or submitted a template believed to contain errors or inaccuracies, the origin of the applicable Conflict Minerals contained in the products covered by the response was treated as “unknown origin.” If a supplier provided a company-level declaration not specific to Toro’s products, did not identify a smelter or refiner or the smelter or refiner was not certified as conflict-free by an independent third party, the origin of the applicable Conflict Minerals contained in the products covered by the response was treated as “unknown origin.”

3.	Step 3: “Design and implement a strategy to respond to identified risks”

A)	Toro’s Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to Toro’s Vice President, Treasurer and Chief Financial Officer, Vice President of Global Operations, and Vice President, Secretary and General Counsel.

B)	Toro has adopted and implemented a risk management plan.

4.	Step 4: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with its due diligence, Toro utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.

5.	Step 5: “Report on supply chain due diligence”

Toro filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and the filing is publicly available on Toro’s website.

Product Status and Information

For 2015, Toro has concluded that all of the Toro in-scope products in the categories indicated below contained Conflict Minerals of unknown origin. Only a portion of the products in each of these categories are in-scope for purposes of Toro’s compliance with the Conflict Minerals Rule. We endeavored to determine the mine or location of origin of the necessary Conflict Minerals in our in-scope products through the actions described in this Conflict Minerals Report.

i.	professional turf maintenance equipment

ii.	turf irrigation systems

iii.	landscaping equipment and lighting

iv.	agricultural micro-irrigation systems

v.	rental and specialty construction equipment

vi.	residential yard and snow thrower products

vii.	professional snow and ice management products

3